ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283969
Dated August 20, 2026
Callable Contingent Income Securities with Daily Coupon Observation due August 31, 2028
Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index
Principal at Risk Securities
This document provides a summary of the terms of the Callable Contingent Income Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any increase of any underlying index and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior debt securities issued by The Toronto-Dominion Bank (“TD”), and all payments on the securities are subject to the credit risk of TD. As used in this document, “TD,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
SUMMARY TERMS
Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series H
Underlying indices:	Nasdaq-100 Index® (Bloomberg Ticker: “NDX”) Russell 2000® Index (Bloomberg Ticker: “RTY”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Minimum investment:	$1,000.00 (1 security)
Pricing date:	August 28, 2026
Original issue date:	September 2, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final observation period end-date:	August 28, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	August 31, 2028, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Optional early redemption:
TD may elect, on or before any applicable observation period end-date (other than the final observation period end-date), to redeem the securities at its discretion in whole, but not in part (an “issuer call”), on the contingent coupon payment date corresponding to such observation period end-date (the “redemption date”), regardless of the index closing values of the underlying indices on such observation period end-date. If TD elects to redeem the securities prior to maturity, the securities will be redeemed for an amount per security equal to the early redemption payment on the redemption date. No further payments will be made on the securities once they have been redeemed. TD may elect to redeem the securities at its sole discretion regardless of the performance of the underlying indices.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly coupon with respect to the applicable quarterly observation period.
Contingent quarterly coupon:	■
If the index closing values of all of the underlying indices on each trading day during the applicable quarterly observation period are greater than or equal to their respective coupon threshold levels, we will pay a contingent quarterly coupon of $27.15 (equivalent to 10.86% per annum of the stated principal amount) per security on the related contingent coupon payment date.

■
If the index closing value of any underlying index on any trading day during the applicable quarterly observation period is less than its coupon threshold level, we will not pay a contingent quarterly coupon with respect to that quarterly observation period.

Observation period end dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Quarterly observation period:
The first quarterly observation period will consist of each trading day from but excluding the pricing date to and including the first observation period end-date. Each subsequent quarterly observation period will consist of each trading day from but excluding an observation period end-date to and including the next following observation period end-date.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:	■
If the final index values of all of the underlying indices are greater than or equal to their respective downside threshold levels:
(i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise payable with respect to the final quarterly observation period

■
If the final index value of any underlying index is less than its downside threshold level:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying index
If the final index value of any underlying index is less than its downside threshold level, the payment at maturity will be less than 70.00% of the stated principal amount and could be as low as zero.

Underlying return:	(final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lowest underlying return
Coupon threshold level*:	With respect to each underlying index, 70.00% of its initial index value. The actual coupon threshold levels will be determined on the pricing date.
Downside threshold level*:	With respect to each underlying index, 70.00% of its initial index value. The actual downside threshold levels will be determined on the pricing date.
Initial index value*:	With respect to each underlying index, the index closing value of such underlying index on the pricing date.
Final index value*:	With respect to each underlying index, the index closing value of such underlying index on the final observation period end-date.
CUSIP / ISIN:	89115NDF8 / US89115NDF87
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$20.00 per stated principal amount
Estimated value on the pricing date:	Expected to be between $940.00 and $975.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/947263/000114036126033803/ef20080635_424b2.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold level of 70.00% of the hypothetical initial index value of the worst performing underlying index and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-31.00%	$690.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
*	Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement and prospectus for the securities under “Additional Information About TD and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by an underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, product supplement and underlier supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234. Our Central Index Key, or CIK, on the SEC website is 0000947263.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
■	Risk of significant loss at maturity.
■	Contingent repayment of stated principal amount only at maturity.
■	You may not receive any contingent quarterly coupons.
■
Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the index closing value of any of the underlying indices could be less than its downside threshold level.

■	TD may elect to redeem the securities at its discretion and the securities are subject to reinvestment risk.
■	An investment in securities with contingent quarterly coupon and optional early redemption features may be more sensitive to interest rate risk than an investment in securities without such features.
■	The contingent quarterly coupon, if any, is based solely on the index closing value of each underlying index on each trading day during the related quarterly observation period.
■
Your potential return on the securities is limited, you will not participate in any increase of the underlying indices and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

■	You are exposed to the market risk of each underlying index.
■
Because the securities are linked to the performance of more than one underlying index, there is an increased probability that you will not receive a contingent quarterly coupon with respect to a quarterly observation period and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Indices
■	The level of each underlying index will be affected by various factors that interact in complex and unpredictable ways.
■	There can be no assurance that the investment view implicit in the securities will be successful.
■	The underlying indices reflect price return, not total return.
■	Changes affecting the underlying indices could have an adverse effect on the market value of, and any amount payable on, the securities.
■	There is no affiliation between the respective index sponsors and TD, and TD is not responsible for any disclosure by such index sponsors.
■	The securities are subject to small-capitalization stock risks.
Risks Relating to Estimated Value and Liquidity
■	The estimated value of your securities is expected to be less than the public offering price of your securities.
■	The estimated value of your securities is based on our internal funding rate.
■	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
■
The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be less than the public offering price of your securities and may be less than the estimated value of your securities.

■	The temporary price at which the agent may initially buy the securities in the secondary market may not be indicative of future prices of your securities.
■	The underwriting discount, offering expenses and certain hedging costs are likely to adversely affect secondary market prices.
■	There may not be an active trading market for the securities — sales in the secondary market may result in significant losses.
■	If the value of an underlying index changes, the market value of your securities may not change in the same manner.
Risks Relating to General Credit Characteristics
▪	Investors are subject to TD’s credit risk, and TD’s credit ratings and credit spreads may adversely affect the market value of the securities.
Risks Relating to Hedging Activities and Conflicts of Interest
■	There are potential conflicts of interest between you and the calculation agent.
■	The observation period end-dates and related payment dates are subject to market disruption events and postponements.
■	Trading and business activities by TD or its affiliates may adversely affect the market value of, and any amounts payable on, the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
■	Significant aspects of the tax treatment of the securities are uncertain.
Underlying Indices
For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

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